Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
MidWestOne Financial Group, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-3 (Nos. 333-186703, 333-206473, and 333-207659) and Form S-8 (No. 333-149914) of MidWestOne Financial Group, Inc. of our report dated March 6, 2014, with respect to the consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows (before the effects of the adjustments to retrospectively reflect the change in the composition of reportable segments described in Note 22) of MidWestOne Financial Group, Inc. and subsidiaries for the year ended December 31, 2013, which report appears in the December 31, 2015 annual report on Form 10-K of MidWestOne Financial Group, Inc.

/s/ KPMG LLP

Des Moines, Iowa
March 3, 2016